SECI 18005844

Mail Processing Section

FEB 28 2018

Washington DC 408

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SEC FILE NUMBER
8-23508

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9465 Counselors Row, Suite 200

(No. and Street)

Indianapolis,	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn Cunningham 513-869-4302

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co Inc.

(Name – *if individual, state last, first, middle name*)

65 East State Street, Suite 2000	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

BW

OATH OR AFFIRMATION

I, Karyn Cunningham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOHN C. SWHEAR
NOTARY PUBLIC – INDIANA
MARION COUNTY
My Comm. Expires March 20, 2022

Notary Public

Signature

Financial Operations Principal, Corporate Accounting Manager

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION AND
EXEMPTION REPORT

For the year ended December 31, 2017

-CONTENTS-

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Unified Financial Securities, LLC (the Company), a wholly-owned subsidiary of Ultimus Fund Solutions, LLC, as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

Supplemental Information

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 20, 2018

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 351,297
Accounts Receivable	66,558
Prepaid and other assets	27,055
TOTAL CURRENT ASSETS	$ 444,910

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 5,955
TOTAL CURRENT LIABILITIES	5,955
MEMBER'S EQUITY	438,955
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 444,910

See report of independent registered public accounting firm and notes to financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF OPERATIONS
Year Ended December 31, 2017

REVENUE:	
Distribution fees	$ 577,065
Underwriting income	26,349
License fees	16,997
Other income	14,346
Total revenues	634,757
EXPENSES:	
Management fees - related party (Note 2)	480,000
Registration fees	24,455
Professional fees	26,541
Software expense	6,606
Insurance expense	2,610
Other expense	1,795
Total expenses	542,007
NET INCOME	$ 92,750

See report of independent registered public accounting firm and notes to financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2017

BALANCE AT DECEMBER 31, 2016	$	268,205
Net income		92,750
Capital Contribution by Member (Note 2)		78,000
BALANCE AT DECEMBER 31, 2017	$	438,955

See report of independent registered public accounting firm and notes to financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 92,750
Adjustments to reconcile net income to net cash flows from operating activities:	
(Increase) decrease in current assets:	
Accounts receivable	2,086
Prepaid and other assets	(2,147)
Increase (decrease) in current liabilities:	
Litigation cash reserve	(500,000)
Accounts payable and accrued liabilities	(783)
NET CASH USED IN OPERATING ACTIVITIES	(408,094)
CASH AT BEGINNING OF THE YEAR	759,391
CASH AT END OF THE YEAR	$ 351,297

Supplemental Disclosure of Non-Cash Financing Activities

On April 30, 2017, Ultimus assumed an outstanding payable of the Company. This was recorded as a non-cash transaction resulting in a reduction in liability to the Company and an increase in member capital in the amount of $78,000.

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, LLC (the "Company"), a Delaware Limited Liability Company, is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC ("Ultimus"). The Company is the successor-in-interest by conversion of Unified Financial Securities, Inc. an Indiana corporation wholly owned by Huntington Bancshares, Inc. ("Huntington") prior to December 31, 2015. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

BASIS OF PRESENTATION –
It is the policy of the Company to employ U.S. generally accepted accounting principles as contained in the Accounting Standards Codification ("ASC") in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. It does not bear interest. The Company establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off when collection efforts have been exhausted. No allowance for doubtful accounts was established at December 31, 2017.

REVENUE RECOGNITION –
The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly rate or an asset based fee. These fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

COST REIMBURSEMENT –
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; including FINRA fees and CRD advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES –
The Company is a single member LLC which is disregarded for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. The Company's net income is allocated to Ultimus in accordance with regulations of the Company. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

NEW ACCOUNTING PRONOUNCEMENTS –
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)". This guidance outlines a single comprehensive model for accounting for revenue from contracts with customers, and is effective for annual reporting periods beginning after December 15, 2017 for public entities. The Company is required to adopt the standard effective January 1, 2018. Furthermore, the Company has evaluated the impact that the standard will have on the financial statements and has determined that it will not have a material impact.

NOTE 2 - TRANSACTIONS WITH RELATED PARTIES

Ultimus assumes certain costs of the Company pursuant to a Cost Assumption Agreement dated January 1, 2016. The Company operates out of an office leased by Ultimus. In addition, employees and other resources of Ultimus support the Company's operations, such as certain administration and accounting services. The Company pays a $40,000 monthly management fee to Ultimus under the current Cost Assumption Agreement. The total management fee equaled $480,000 for the year ended December 31, 2017.

On April 30, 2017, Ultimus assumed an outstanding payable of the Company. This was recorded as a non-cash transaction resulting in a reduction in liability to the Company and an increase in member capital in the amount of $78,000.

NOTE 3 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, are held in demand deposit accounts maintained with Huntington National Bank and a regional financial institution. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from two mutual fund families at December 31, 2017 totaling $12,778 and $9,196, or 19% and 14% of total receivables, respectively. Revenues from one mutual fund family for 2017 was $138,226, or 22% of total revenue. Fees from this customer are primarily based on average assets under management and, therefore, may be subject to general market fluctuations.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (SEC Rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2017, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2017, the Company had net capital of $345,342, which was $340,342 in excess of its required net capital of $5,000, and a net capital ratio of 0.02 to 1.

NOTE 5 – CONTINGENCIES & UNCERTAINTIES

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The Company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company was a respondent in three (3) FINRA arbitration proceedings relating to the Team Asset Strategy Fund (the "Fund"), a mutual fund, and its investment advisor, Team Financial Asset Management, LLC ("Team Financial"). The Fund was liquidated in late 2013, and Team Financial subsequently filed bankruptcy in 2014. In the arbitrations filed in early 2015, the claimants, individual investors in the Fund, claimed they suffered losses resulting from the Fund's investment strategy. Among other common law claims, the claimants alleged the Company and another defendant violated various federal and state securities laws and FINRA Rules. The claimants sought aggregate damages of approximately $25 million plus unspecified punitive and treble damages, interest, attorney's fees, costs and expenses. Any estimate of the potential loss resulting from these recently filed claims involved significant judgment. In management's experience with similar actions, a settlement of the claimants' claims was probable and the most likely amount of that settlement, with the facts as now known, was $500,000. As such, a liability for this amount was reflected on the statement of financial condition at December 31, 2016. This probability and the amount of the probable loss takes into account the amount of the claims, the merits of the case, the likelihood of the cross-claims and other relevant criteria. Under the Purchase Agreement, Huntington had agreed to indemnify the Company for any additional costs related to this litigation. The ultimate settlement of this matter was reached in January 2017 and the Company paid claims totaling $500,000 on February 2, 2017.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2017 and through February 20, 2018, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A –
COMPUTATION OF NET CAPITAL

December 31, 2017

NET CAPITAL:	
Total member's equity	$ 438,955
Deductions and/or charges:	
Accounts receivable	(66,558)
Prepaid and other assets	(27,055)
	(93,613)
NET CAPITAL	$ 345,342
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 5,955
TOTAL AGGREGATE INDEBTEDNESS	$ 5,955
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 340,342
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 339,342
Ratio: Aggregate indebtedness to net capital	0.02 to 1

No differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE B –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2017

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C –
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2017

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Unified Financial Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 20, 2018

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

UNIFIED FINANCIAL SECURITIES, LLC
EXEMPTION REPORT

Unified Financial Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

- (i) The Company's transactions as dealer are limited to the statutory distribution of registered investment companies;
- (ii) The Company does not hold customer accounts;
- (iii) The Company receives no funds nor securities in connection with its activities as a limited purpose broker or dealer;
- (iv) The Company is not an insurance company;

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(1) from January 1 through December 31 of the most recent fiscal year without exception.

Unified Financial Securities, LLC

By: Karyn Cunningham

Title: Financial Operations Principal, Corporate Accounting Manager

January 23, 2018